UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34525 / March 8, 2022

In the Matter of

MORGAN STANLEY PATHWAY FUNDS
2000 Westchester Avenue
Purchase, New York 10577

(812-15295)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(c) OF THE ACT

Morgan Stanley Pathway Funds filed an application on December 29, 2021, requesting an order
under section 6(c) of the Investment Company Act of 1940 (the "Act") exempting the applicant
from section 15(c) of the Act. The order permits a Trust's board of trustees (the "Board") to
approve new sub-advisory agreements and material amendments to existing sub-advisory
agreements without complying with the in-person meeting requirement of Section 15(c) of the
Act.

On February 10, 2022, a notice of the filing of the application was issued (Investment Company
Act Release No. 34502). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application that granting the requested exemption is appropriate in the public interest and
consistent with the protection of investors and the purposes fairly intended by the policy and
provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Morgan Stanley Pathway Funds (File No. 812-15295) is granted, effective immediately, subject to the conditions contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary